wienerbörse.at







17.06.2010

Vienna Stock Exchange invests in the Central European Gas Hub (CEGH)

- **The Vienna Stock Exchange has acquired a 20% stake in the CEGH**
- **The cooperation will strengthen Austria's role as a gas market place and will support CEGH's development into the most important gas hub in Continental Europe**

Following the start of the joint CEGH Gas Exchange of Wiener Börse at the end of 2009, the Wiener Börse AG has now acquired a 20% stake in the Central European Gas Hub AG. This continues the successful cooperation between OMV and the Wiener Börse (Vienna Stock Exchange).

The Central European Gas Hub (CEGH) is one of the most important gas hubs in Continental Europe and provides its traders with easier access to the gas trading market. Since the gas hub was established four years ago, the volume of gas traded by the 104 currently registered participants has increased significantly to 2.8 bcm/month at present. With the start of the CEGH Gas Exchange of Wiener Börse in December 2009, the CEGH service range was extended to include exchange functions alongside the OTC business that has been running successfully for the past four years. "CEGH and the Vienna Stock Exchange have been involved in a successful cooperation since the end of 2009. As partners we are expanding on solid foundations," said Heinrich Schaller, Board Member of the Wiener Börse AG. The 20% investment by the Vienna Stock Exchange means that the successful cooperation started just a few months ago has now also been documented in the shareholder structure.

"Right from the start our goal was to establish CEGH as the most important gas hub in Continental Europe. With the investment by the Vienna Stock Exchange, and the cooperation with the European Commodity Clearing (ECC), we have taken a big step towards this goal," so Werner Auli, OMV Executive Board Member for Gas and Power. CEGH provides gas traders with a gas-trading platform that enables gas to be traded at different entry and exit points of the Austrian gas transit system. The most important trading point of the CEGH is the Baumgarten gas distribution node, which is also an important platform for gas transit in Central Europe. Baumgarten should gain even further importance over the next few years once new pipelines such as Nabucco and South Stream are connected.

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CEGH

OMV

Spot trading on the CEGH Gas Exchange of Wiener Börse began in December 2009. "CEGH Gas Exchange of Wiener Börse is planning to expand its business activities with futures trading in the second half of 2010", said Harald Wüstrich, CEO of CEGH AG.

Background information:

Central European Gas Hub:

The Central European Gas Hub (CEGH), a subsidiary of OMV Gas & Power GmbH, is one of the most important natural gas trading platforms in Central Europe. It provides gas companies with a commercial gas hub in Baumgarten in addition to other hub trading points along the Austrian pipeline network. In 2009, the CEGH was able to record a total trading volume of 2 bcm per month, positioning itself among the leading gas trading platforms in Continental Europe. By expanding its service offering on an ongoing basis up to the establishment of the CEGH Gas Exchange of Wiener Börse, the CEGH aims to be the largest gas hub in Continental Europe in a joint effort with the Vienna Stock Exchange and its future partners.

OMV Gas & Power GmbH:

OMV Gas & Power GmbH is OMV's central company for the gas- and power business and comprises the three business units Gas Supply, Marketing and Trading as well as Gas Logistics and Power. The sustainable growth strategy of the business segment focuses on four main objectives: optimizing and enlarging OMV's natural gas supply portfolio, expanding the logistics business, further strengthening the gas trading and distribution activities as well as extending the value chain by embarking on the power business. This way all processes along the gas value chain – from exploration and production, transport, storage and marketing to power generation in gas power plants – are integrated into the group.

In the business unit Gas Supply, Marketing and Trading in 2009 OMV Gas and Power and EconGas sold 8.5 bcm, Petrom Gas sold 4.6 bcm. With an exchanged volume of 23 bcm in 2009, and the expansion of the service portfolio by gas exchange activities in 2009 the Central European Gas Hub developed into one of the most important gas hubs in Continental Europe. In the business unit Gas Logistics the total transportation volume sold in 2008 was 75.3 bcm. In addition to supplying gas for Austria, the OMV gas pipeline system carries gas to Germany, Italy, France, Slovenia, Croatia and Hungary. Not the least by the leading role in the Nabucco Gas Pipeline project, the security of supply with natural gas should be further strengthened.

OMV Aktiengesellschaft:

With Group sales of EUR 17.92 bn, a workforce of 34,676 employees in 2009, and a current market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.2 bn boe, a production of around 317,000 boe/d in 2009 and an annual refining capacity of 25.8 mn t, OMV is the largest energy Group in Central and Southeastern Europe. As of year-end 2009, OMV had 2,433 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 75 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2009, OMV held a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of OMV Petrom SA, in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

Wiener Börse AG (Vienna Stock Exchange):

The Vienna Stock Exchange operates the only securities exchange in Austria. The principal task of the exchange is to ensure the smooth and efficient execution of exchange transactions and to act as an intermediary for market participants by operating internationally recognized, electronic trading systems. The core business of the exchange is the operation of the cash market (equity market, bond market), a futures market as well as a market for trading in structured products. Additional services include data vending, index management and financial-market specific seminars and training courses.

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CEGH


OMV

The principal objectives of the Vienna Stock Exchange comprise the establishment of framework conditions supportive of the capital market as well as the ongoing development of an investment culture in Austria. The Vienna Stock Exchange works to enhance interest in the Austrian capital market among both Austrian and international investors, trading participants and data customers. Besides, the strategic objective of the Vienna Stock Exchange as one of the leading stock exchanges in Central and Eastern Europe is to strengthen, advance and internationally position the entire CEE capital market. The Vienna Stock Exchange also cooperates with numerous exchanges in the region. It holds majority stakes in the neighboring exchanges of Budapest, Ljubljana and Prague. Together, the four exchanges form the umbrella brand "CEE Stock Exchange Group".

For further information, please contact:

OMV
Michaela Huber, Media Relations
Tel. +43 1 40440 - 21661
E-Mail: michaela.huber@omv.com

Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 1 40440 - 21600
E-Mail: investor.relations@omv.com

Homepage: www.omv.com

Next result announcement: January – June and Q2 2010 on August 4, 2010.

Wiener Börse
Beatrix Exinger, Press
Tel. +43 1 53 165 - 153
E-Mail: beatrix.exinger@wienerborse.at